Exhibit 95.1
Mine Safety Disclosure
The following disclosures relate only to the Kosse Strip mine (the "Mine"). Fluor does not act as the owner of the Mine but may act as an “operator” as defined under the Federal Mine Safety and Health Act of 1977 where Fluor performs services or construction as an independent contractor at the Mine. During the quarter ended June 30, 2026, the Federal Mine Safety and Health Administration issued no citations or orders, alleged no violations and proposed no assessments against the company. The company resolved two legal actions before the Federal Mine Safety and Health Review Commission. The company has no other disclosures to report under Section 1503(a) for the period covered by this report.